Exhibit 99.1

immuron

ABN 80 063 114 045

APPENDIX 4E and PRELIMINARY FINAL REPORT 30 JUNE 2024

Immuron Limited
Appendix 4E
30 June 2024

Immuron Limited

Appendix 4E

Preliminary Final Report

Year ended 30 June 2024

Name of entity:	Immuron Limited
ABN:	80 063 114 045
year ended:	30 June 2024
Previous period:	30 June 2023

Results for announcement to the market

			$
Revenue from ordinary activities	Up	171.7% to	4,902,865
Loss from ordinary activities after tax attributable to members	Up	83.2% to	(6,936,957)
Net loss for the period attributable to members	Up	83.2% to	(6,936,957)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

The reported after tax loss of the current financial year of $6,936,957 (2023: $3,786,507) is after fully expensing the company’s research and development expenditure of $5,375,461 incurred during the year (2023: $2,592,145). Of which, $2,599,458 (2023: $2,158,936) was funded by the R&D grant from Medical Technology Enterprise Consortium (MTEC). Research and development expenses increased by $2,783,316 from the financial year 2023 to 2024.

The revenue from contracts with customers for the year was $4,902,865, which is an increase of 171.7% from the prior financial year (2023: $1,804,705), primarily due to the sales recovery in the Australian, U.S. and North American markets for Travelan®. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

As at 30 June 2024 the company’s cash position was $11,657,315 (30 June 2023: $17,159,764). The company had trade and other receivables of $1,387,573 (30 June 2023: $417,420). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

The preliminary financial report follows, with the further details to be included in the audited financial statements to be released by 30 September 2024.

Immuron Limited
Appendix 4E
30 June 2024

(continued)

Net tangible assets per security

	2024 Cents	2023 Cents
Net tangible asset backing (per security)	5.51	8.53

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2024.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A

b.	Details of any dividend or distribution reinvestment plans:	N/A

c.	Details of associates and joint venture entities:

		Ownership interest held by the group
	Place of business/	30 June 2024	30 June 2023
Name of entity	country of incorporation	%	%
Ateria Health Limited	United Kingdom	23.6	17.5

As at 30 June 2024, Immuron has a 23.61% interest in Ateria. Immuron is deemed to have significant influence over Ateria.

d.	Other information	N/A

Audit

The financial statements are currently in the process of being audited. The audited financial statements along with the independent auditor report for the year end 30 June 2024 will be provided in the due course.

Review of operations and activities

Key highlights

●	Record sales of A$4.9 million for FY25 up A$3.1 million on FY23

●	Immuron completes IMM-124E Phase 2 clinical trial

●	Immuron completes in-patient phase of CampETEC Phase 2 clinical trial

●	Uniformed Services University Travelan® clinical field trial reaches 77% recruitment

●	Immuron submits pre-IND for IMM-529 to the U.S. Food and Drug Administration (FDA)

●	Immuron presents at The Military Health System Research Symposium (MHSRS)

●	U.S. Department of Defense funds Naval Medical Research Command and Walter Reed Army Institute of Research development of enhanced formulations of Travelan®

Financial review

Immuron Limited has reported a loss for the financial year ended 30 June 2024 of A$6,934,691 (30 June 2023: A$3,787,519). The group’s net assets decreased to A$12,709,444 compared with A$19,616,836 at 30 June 2023, including cash reserves of A$11,657,315 (30 June 2023: A$17,159,764).

Record sales of A$4.9 million for FY24 up A$3.1 million on FY23

Australia: Sales of Travelan® increased to AUD $3.7 million in FY24, compared to AUD $1.1 million in FY23. Sales increased by $2.6 million (223%).

Consistent with the increase in June 2024 quarter sales, the Australian Bureau of Statistics reported short term resident returns in April 2024 were 29% higher than April 20231.

USA: Sales of Travelan® increased to AUD $1.1 million in FY24, compared to AUD $0.6 million in FY23. Sales increased by $0.4 million (67%).

Immuron’s experience in the USA follows the International Trade Administration Total U.S. citizen international visitor departures from the United States in April 2024 being 8% higher than in April 2023.2

1.	https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departures-australia/latest- release

2.	https://www.trade.gov/us-international-air-travel-statistics-i-92-data

Immuron completes IMM-124E Phase 2 clinical trial

The inpatient challenge phase of the Travelan® clinical study led by Principal Investigator Dr Mohamed Al- Ibrahim at the Pharmaron CPC FDA inspected Clinical Research Facility Inpatient Unit located in Baltimore, Maryland US, has been completed. The double-blind study was separated into two cohorts of approx. 30 subjects (60 in total) dosed with Travelan® or placebo for two days prior to challenge and continuing dosing for a total of 7 days. All study participants were challenged with Escherichia coli, monitored for symptoms, and treated with antibiotics. Safety data at two weeks and 4 weeks post challenge has been collected and the final 6 month follow up interviews were completed. The Phase 2 clinical trial was designed to evaluate the safety and protective efficacy of Travelan® compared to a placebo in a controlled human infection model (CHIM). The primary efficacy outcome is prevention and/or reduction of moderate to severe diarrhea. ClinicalTrials.gov Identifier: NCT05933525. Topline clinical trial results demonstrate a 36.4% protective efficacy with single daily dose of Travelan® against Enterotoxigenic Escherichia coli (ETEC) induced moderate to severe diarrhea compared to the placebo group (primary endpoint) even though the attack rate for this study was 37%, much lower than the planned 70%. The attack rates on previous Phase 2 (Otto et al. 2011) were 73% and 86% with protective efficacy of 90.9% and 76.7%. There was a 43.8% reduction in diarrhea of any severity in the Travelan® group compared to the Placebo group during the 5-day period post challenge which is approaching statistical significance; p=0.066. The number of cumulative adverse events per participant in the Travelan® group (58) was statistically significantly lower than the Placebo group (109); p<0.05. The Phase 2 clinical study data also supports the excellent safety and tolerability profile of Travelan®. Immuron will now proceed to hold an end of Phase 2 meeting with the U.S Food and Drug Administration to discuss the pivotal Phase 3 registration strategy and planned clinical trials including recommended dosing to support a Biologics License Application (BLA) for Travelan® as a prophylactic medicine for Travelers’ Diarrhea.

1

Immuron completes in-patient phase of CampETEC Phase 2 clinical trial

The NMRC has recently completed the in-patient stage of the campylobacter challenge clinical study. The clinical study was led by Principal Investigator Dr Kawsar Talaat, MD at the Johns Hopkins University (JHU) Center for Immunization Research (CIR) Inpatient Unit, located at the JHU Bayview Medical Campus, Baltimore, Maryland. U.S. A total of 30 participants were enrolled in the study, of which 27 participants were dosed with either the Investigational Medical Product or placebo and all subjects were challenged with Campylobacter. All study volunteers were treated with antibiotics and discharged from the clinic. The study participants returned as outpatients for several follow-up visits, with the last patient last visit completed in June 2024. Headline results from the clinical trial are anticipated to be reported in late August 2024/early September 2024. The Phase 2 clinical trial was designed to evaluate the safety and protective efficacy of the new product manufactured by Immuron compared to a placebo in a controlled human infection model (CHIM). The primary efficacy outcome is prevention and/or reduction of moderate to severe diarrhea. ClinicalTrials.gov Identifier: NCT06122870.

Uniformed Services University Travelan® clinical field trial reaches 77% recruitment

USU’s Infectious Diseases Clinical Research Program (IDCRP) and the UK Ministry of Defense are jointly conducting the randomized clinical trial to evaluate the efficacy of Travelan® in Travelers’ Diarrhea. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, during deployment or travel to a high-TD risk region (ClinicalTrials.gov Identifier: NCT04605783). All study participants (866 in total) will be randomized to Travelan® or placebo (433 per arm).

The Problem: Travelers’ diarrhea (TD) remains a highly prevalent disease that impacts operational readiness of military personnel and is also debilitating to civilians traveling to high-risk destinations. In addition to its acute morbidity, TD is associated with acquisition of antimicrobial resistance genes and long-term sequelae. Current mitigation strategies including pre-travel counseling and antibiotics for prevention and treatment which have important limitations, and there are currently no licensed, pathogen-specific vaccines for TD prevention.

The Approach: Passive immunotherapy may offer safe and relatively inexpensive preventive strategies by promoting gut resistance to enteropathogens, and potentially lessening the use of antibiotics. USU’s Infectious Diseases Clinical Research Program (IDCRP) and the UK Ministry of Defense are jointly conducting the trial to evaluate the efficacy of Travelan® for TD prevention and inform strategies for Force Health Protection.

More than 77% of the target 866 study participants have been recruited. Topline results are anticipated in 1Q 2025.

Immuron submits pre-IND for IMM-529 to the U.S. Food and Drug Administration (FDA)

Immuron filed a pre-IND (investigational new drug) application with the United States Food and Drug Administration (FDA) for IMM-529 on 1 July 2024. The company is planning to submit a new IND to initiate the clinical development of IMM-529 for the treatment of CDI and prevention of recurrence of CDI. IMM-529 is the second therapeutic drug candidate the company has taken into the clinic and has been specifically developed to target (i) toxin B, (ii) spores and (iii) vegetative cells of Clostridioides Difficile (C. Diff) which are thought to be the primary cause of C. Diff disease recurrences. A research services agreement was executed with Monash University to assist with vaccine manufacture and stability testing of the Investigational Medical Product to support the pre-IND information package. A research services agreement was executed with VivoPharm Global Preclinical Services to conduct a GLP compliant toxicity study in rodents. The study protocol was submitted and approved by the Animal Ethics Committee and the study has been completed with no adverse findings reported.

Presentation at The Military Health System Research Symposium (MHSRS)

The MHSRS is the U.S. Department of Defense’s premier scientific meeting that focuses specifically on the unique medical needs of the Warfighter. This annual symposium brings together 3,000 healthcare professionals, researchers, U.S DoD leaders and decision markers as well as various funding bodies. The company attended the meeting as an Exhibitor and presented two posters at the event. One entitled ‘Clinical Evaluation of an Oral prophylactic for prevention of Travelers diarrhea in active-duty military assigned abroad.’ The company was also invited by the Medical Technology Enterprise Consortium (MTEC) to showcase Immuron and its collaborative work with the U.S. Department of Defense including an overview of the current MTEC award entitled ‘Biologics license application of a bovine immunoglobulin supplement that prevents travelers’ diarrhea caused by enterotoxigenic Escherichia coli (ETEC).’ The Naval Medical Research Command (NMRC) also presented a poster at the symposium on the new oral therapeutic targeting Campylobacter and Enterotoxigenic Escherichia coli (ETEC) developed in collaboration with Immuron. The NMRC poster is entitled ‘Research and Development of Hyperimmune Bovine Colostrum Products for the Prevention of Travelers’ Diarrhea.’ Copies of the presentations are available on the Company’s website. https://www.immuron.com.au/product-science/

2

U.S. Department of Defense funds Naval Medical Research Command and Walter Reed Army Institute of Research development of enhanced formulations of Travelan®

The U.S. Department of Defense has funded a new program for the Naval Medical Research Command and Walter Reed Army Institute of Research to develop enhanced formulations of Travelan® potentially expanding the coverage of the product as a therapeutic against endemic military relevant diarrheal pathogens. This work will utilize the extensive experience of the U.S. Department of Defense human infectious disease vaccine programs and will target key protective antigens of the major enteric bacterial pathogens Campylobacter, Shigella and Enterotoxigenic E. coli strains not present in the current product formulation. Immuron will negotiate a sub award for this new collaboration with NMRC and WRAIR to advance this research.

3

Immuron Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 30 June 2024

	Notes	2024 $	2023 $
Revenue from contracts with customers	1	4,902,865	1,804,705
Cost of goods sold		(1,566,068)	(495,558)
Gross profit		3,336,797	1,309,147

Other income	2(a)	3,408,199	2,591,498
Fair value gains/(losses) to financial assets	3(c)	(557,676)	(523,666)
Net foreign exchange gains/(losses)		(27,603)	363,724
Movement in inventory provision		-	430,932

General and administrative expenses	2(b)	(4,555,726)	(4,220,905)
Research and development expenses	2(b)	(5,375,461)	(2,592,145)
Selling and marketing expenses	2(b)	(2,029,648)	(927,423)
Operating loss		(5,801,118)	(3,568,838)

Finance income		327,756	116,323
Finance expenses		(7,576)	(9,652)
Finance costs - net		320,180	106,671

Share of loss from associates	5(b)	(1,456,019)	(324,340)
Loss before income tax		(6,936,957)	(3,786,507)

Income tax expense		-	-
Loss for the year		(6,936,957)	(3,786,507)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	4(b)	2,266	(1,012)
Total comprehensive loss for the year		(6,934,691)	(3,787,519)

	Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	(3.04)	(1.66)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	4

Immuron Limited

Consolidated balance sheet

As at 30 June 2024

	Notes	2024 $	2023 $
ASSETS
Current assets
Cash and cash equivalents	3(a)	11,657,315	17,159,764
Trade and other receivables	3(b)	1,387,573	417,420
Inventories		1,584,608	839,968
Financial assets	3(c)	-	1,834,034
Other current assets		96,841	158,151
Total current assets		14,726,337	20,409,337

Investments accounted for using the equity method	5(b)	-	159,066
Property, plant and equipment		154,347	200,133
Inventories		669,285	1,219,646
Total non-current assets		823,632	1,578,845

Total assets		15,549,969	21,988,182

LIABILITIES
Current liabilities
Trade and other payables		2,135,852	1,192,769
Employee benefit obligations		522,571	289,408
Other current liabilities		40,556	38,767
Deferred income	3(d)	-	698,195
Total current liabilities		2,698,979	2,219,139

Non-current liabilities
Employee benefit obligations		8,605	1,882
Other non-current liabilities		132,941	150,325
Total non-current liabilities		141,546	152,207

Total liabilities		2,840,525	2,371,346

Net assets		12,709,444	19,616,836

EQUITY
Share capital	4(a)	88,504,043	88,436,263
Other reserves	4(b)	3,173,797	3,235,969
Accumulated losses		(78,968,396)	(72,055,396)

Total equity		12,709,444	19,616,836

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	5

Immuron Limited
Consolidated statement of changes in equity
For the year ended 30 June 2024

		Attributable to owners of Immuron Limited
	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2023		88,436,263	3,235,969	(72,055,396)	19,616,836

Loss for the year		-	-	(6,936,957)	(6,936,957)
Other comprehensive income		-	2,266	-	2,266
Total comprehensive income/(loss) for the year		-	2,266	(6,936,957)	(6,934,691)

Transactions with owners in their capacity as owners:
Unlisted options vested in the period		-	15,231	-	15,231
Options and warrants issued/expensed (net of adjustments)	4(b)	-	(11,932)	-	(11,932)
Options and warrants exercised	4(b)	67,780	(43,780)	-	24,000
Options and warrants forfeited		-	(23,957)	23,957	-
		67,780	(64,438)	23,957	27,299

Balance at 30 June 2024		88,504,043	3,173,797	(78,968,396)	12,709,444

	Attributable to owners of Immuron Limited
	Share capital $	Other reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2022	88,436,263	3,166,419	(68,425,281)	23,177,401

Loss for the year	-	-	(3,786,507)	(3,786,507)
Other comprehensive loss	-	(1,012)	-	(1,012)
Total comprehensive loss for the year	-	(1,012)	(3,786,507)	(3,787,519)

Transactions with owners in their capacity as owners:
Options and warrants issued/expensed (net of adjustments)	-	104,753	-	104,753
Options and warrants lapsed/expired	-	(156,392)	156,392	-
Performance rights issued/expensed	-	122,201	-	122,201
	-	70,562	156,392	226,954

Balance at 30 June 2023	88,436,263	3,235,969	(72,055,396)	19,616,836

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	6

Immuron Limited
Consolidated statement of cash flows
For the year ended 30 June 2024

	Notes	2024 $	2023 $
Cash flows from operating activities
Receipts from customers		4,734,350	1,912,689
Payments to suppliers and employees		(12,910,753)	(7,842,052)
Australian R&D tax incentive refund		395,001	251,986
Grants received from government and non-government sources		1,901,263	3,082,182
Net cash (outflow) from operating activities		(5,880,139)	(2,595,195)

Cash flows from investing activities
Payments for property, plant and equipment		(195)	(7,739)
Payment for acquisition of associate		-	(2,729,863)
Interest received		327,756	116,323
Net cash inflow (outflow) from investing activities		327,561	(2,621,279)

Cash flows from financing activities
Proceeds from issues of shares		24,000	-
Principal elements of lease payments		(15,595)	(35,015)
Interest and other costs of finance paid		(7,576)	(9,652)
Net cash inflow (outflow) from financing activities		829	(44,667)

Net (decrease) in cash and cash equivalents		(5,551,749)	(5,261,141)
Cash and cash equivalents at the beginning of the financial year		17,159,764	22,110,278
Effects of exchange rate changes on cash and cash equivalents		49,300	310,627
Cash and cash equivalents at end of year	3(a)	11,657,315	17,159,764

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	7

Immuron Limited
Notes to the financial statements
30 June 2024

1	Revenue from contract with customers

(a)	Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

		Travelan United		Protectyn
2024	Australia $	States $	Canada $	Australia $	Total $

Hyperimmune products revenue	3,702,876	1,075,614	80,888	43,487	4,902,865
Revenue from external customers	3,702,876	1,075,614	80,888	43,487	4,902,865

		Travelan United		Protectyn
2023	Australia $	States $	Canada $	Australia $	Total $

Hyperimmune products revenue	1,100,725	642,819	1,201	59,960	1,804,705
Revenue from external customers	1,100,725	642,819	1,201	59,960	1,804,705

2	Other income and expense items

(a)	Other income

	2024 $	2023 $

Australian R&D tax incentive refund	764,981	392,877
MTEC R&D grant	2,599,458	2,158,936
Other income	15,760	11,685
EMDG grant	28,000	28,000
	3,408,199	2,591,498

(i)	Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2024, the group has included an item in other income of $764,981 (2023: $392,877).

Immuron Limited	8

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

2	Other income and expense items (continued)

(b)	Breakdown of expenses by nature

	2024 $	2023 $
General and administrative expenses
Accounting and audit	576,540	657,970
Bad debts	-	2,376
Consulting	120,851	23,241
Depreciation	45,981	48,662
Employee benefits	2,353,625	1,874,963
Expected credit losses gain/(expense)	(11,687)	19,111
Insurance	321,679	434,699
Investor relations	206,300	194,754
Legal	195,971	233,243
Listing and share registry	163,949	152,954
Occupancy	24,122	-
Share-based payments expense	3,299	226,954
Superannuation	180,092	141,539
Travel and entertainment	196,369	105,535
Other	178,635	104,904
	4,555,726	4,220,905

Research and development expenses
Consulting	277,128	111,530
Project research and development	5,098,333	2,480,615
	5,375,461	2,592,145

Selling and marketing expenses
Selling	379,406	192,878
Marketing	1,310,979	474,926
Distribution costs	339,263	259,619
	2,029,648	927,423

3	Financial assets and financial liabilities

(a)	Cash and cash equivalents

	2024 $	2023 $
Current assets
Cash at bank and in hand	11,657,315	17,159,764

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

Immuron Limited	9

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

3	Financial assets and financial liabilities (continued)

(b)	Trade and other receivables

		Current	2024 Non- current	Total	Current	2023 Non- current	Total
	Notes	$	$	$	$	$	$

Trade receivables		607,436	-	607,436	46,949	-	46,949
Loss allowance		(16,233)	-	(16,233)	(27,920)	-	(27,920)
		591,203	-	591,203	19,029	-	19,029
Accrued income - Australian R&D tax incentive refund		768,370	-	768,370	398,391	-	398,391
Other income receivables - R&D grants		28,000	-	28,000	-	-	-
		796,370	-	796,370	398,391	-	398,391
Total trade and other receivables		1,387,573	-	1,387,573	417,420	-	417,420

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Immuron Limited	10

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

3	Financial assets and financial liabilities (continued)

(c)	Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron’s strategic investment in Ateria:

●	Immuron was entitled to 735,000 share options with a total exercise price of £1,470,000 that expired on 31 July 2023. Immuron elected not to exercise 735,000 share options during the period ending 30 June 2024.

●	Immuron received to 471,306 shares as Ateria consideration based on performance targets.

Financial assets mandatorily measured at FVPL include the following:

	2024	2023
	$	$

Current assets	-	221,620
Ateria share options	-	1,612,414
Ateria contingent shares	-	1,834,034

(i)	Amounts recognised in profit or loss

During the year, the following losses were recognised in profit or loss:

	2024	2023
	$	$

Fair value gains/(losses) to financial assets	(557,676)	(523,666)

		Ateria share options	Ateria contingent shares	Total
Reconciliation	Note	$	$	$
Balance at 1 July 2023		221,620	1,612,414	1,834,034
Fair value gains/(losses) to financial assets		(221,620)	(336,056)	(557,676)
Net foreign exchange gains		-	20,595	20,595
Fair value at 22 February 2024		-	1,296,953	1,296,953
Share of the loss in Ateria for the period		-	(101,603)	(101,603)
Issue of Ateria contingent shares	5(b)(i)		(1,195,350)	(1,195,350)
Balance at 30 June 2024		-	-	-

On 22 February 2024, Immuron received 471,306 shares in Ateria Health upon satisfying performance milestones.

Immuron Limited	11

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

3	Financial assets and financial liabilities (continued)

(d)	Deferred income

	2024	2023
	$	$

Current liabilities
Other deferred income	-	698,195

4	Equity

(a)	Share capital

		2024	2023	2024	2023
	Notes	Shares	Shares	$	$

Ordinary shares	4(a)(i)	227,998,346	227,798,346	88,504,043	88,436,263
Fully paid		227,998,346	227,798,346	88,504,043	88,436,263

(i)	Movements in ordinary shares:

Details	Number of shares	Total $

Balance at 1 July 2022	227,798,346	88,436,263

Less: Transaction costs arising on share issues	-	-

Balance at 30 June 2023	227,798,346	88,436,263

Issue at $0.12 on exercise of unlisted options (2024-03-12)	200,000	67,780
Less: Transaction costs arising on share issues	-	-

Balance at 30 June 2024	227,998,346	88,504,043

Immuron Limited	12

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

4	Equity (continued)

(a)	Share capital (continued)

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

(b)	Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

		Share-based payments	Foreign currency translation	Total other reserves
	Notes	$	$	$
At 1 July 2022		3,053,197	113,222	3,166,419
Currency translation differences		-	(1,012)	(1,012)
Other comprehensive income		-	(1,012)	(1,012)
Transactions with owners in their capacity as owners
Options and warrants vested	4 (b)(ii)	122,201	-	122,201
Options and warrants issued/expensed	4 (b)(ii)	104,753	-	104,753
Options and warrants lapsed/expired	4 (b)(ii)	(156,392)	-	(156,392)
At 30 June 2023		3,123,759	112,210	3,235,969

		Share-based payments	Foreign currency translation	Total other reserves
	Notes	$	$	$
At 1 July 2023		3,123,759	112,210	3,235,969
Currency translation differences		-	2,266	2,266
Other comprehensive income		-	2,266	2,266
Transactions with owners in their capacity as owners
Options issued in the period (net of adjustments)	4 (b)(ii)	(11,932)	-	(11,932)
Options and warrants exercised	4 (b)(ii)	(43,780)	-	(43,780)
Options and warrants lapsed/expired	4 (b)(ii)	(23,957)	-	(23,957)
Options and warrants vested		15,231	-	15,231
At 30 June 2024		3,059,321	114,476	3,173,797

Immuron Limited	13

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

4	Equity (continued)

(b)	Other reserves (continued)

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii)	Movements in options, warrants and performance rights:

Details	Number of options or performance rights	Total $
Balance at 1 July 2022	19,873,877	3,053,197
Share-based payments expenses - options	1,430,000	104,753
Lapse of unexercised options	(8,424,157)	(156,392)
Performance rights issued/expensed (i)	-	122,201
Balance at 30 June 2023	12,879,720	3,123,759
Options issued in the period (net of adjustments)	1,000,000	(11,932)
Exercise of unlisted options at $0.12 (2024-03-12)	(200,000)	(43,780)
Lapse of unexercised options	(173,600)	(23,957)
Expense for share-based payments for options previously issued	-	15,231
Performance rights issued (i)	1,688,839	-
Balance at 30 June 2024	15,194,959	3,059,321

(i)	During the fiscal year 2023, performance rights with a total value of $122,201 were granted to key management personnel and staff as part of their performance bonus and the expense was recognised during this period. On 12 July 2023, the Company issued the corresponding 1,688,839 performance rights during the fiscal year 2024.

Immuron Limited	14

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

5	Interests in other entities

(a)	Principal subsidiaries

The group’s principal subsidiaries at 30 June 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interest held by the group
	Place of business/	2024	2023
Name of entity	country of incorporation	%	%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis ESP Pty Ltd	Australia	100	100

(b)	Interests in associates

		Ownership interest held by the group
	Place of business/	2024	2023
Name of entity	country of incorporation	%	%
Ateria Health Limited	United Kingdom	24	18

(i)	Summarised financial information for associates

	30 June	30 June
	2024	2023
The group’s share of loss for the period	(1,456,019)	(324,340)

		30 June	30 June
	Note	2024	2023
Recognised in:
Share of loss for the period - 23.6% (2023: 17.5%)		(291,711)	(324,340)
Impairment of investment in associate	3(c)(i)	(1,164,308)
		(1,456,019)	(324,340)

	2024	2023
Reconciliation of the consolidated entity’s carrying amount	$	$
Opening carrying amount	159,066	-
Investment in Ateria Health Limited	-	404,117
Acquisition of shares (Note 3(c) (i))	1,195,350	79,289
Share of loss in Ateria for the period	(190,108)	(324,340)
Impairment of investment in Ateria	(1,164,308)	-
	-	159,066

Immuron Limited	15

Immuron Limited
Notes to the financial statements
30 June 2024
(continued)

6	Events occurring after the reporting period

On 3 July 2024, the Company lodged the SEC Form F-3 registration statement and secured the At-the-Market (ATM) funding facility with H.C. Wainwright & Co., LLC. with access of up to approximately US$2m of funding.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Immuron Limited	16

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 (0)3 8892 4802
FAX: +61 (0)3 9899 8533